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IRENE  M. GRAVES
DIRECT DIAL: (205) 250-8314
DIRECT FAX: (205) 488-3714
E-MAIL ADDRESS: igraves@bakerdonelson.com


                                 April 14, 2005


United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Cicely Luckey and Andrew Mew

RE:      MEDICAL PROPERTIES TRUST, INC.

Ladies and Gentlemen:

Enclosed are the Audit Report and Consent, both of which have been signed by KPMG LLP. These are being filed today as correspondence. The Audit Report and an updated consent, both signed by KPMG, will be filed with the next amendment to the Medical Properties Trust, Inc. Form S-11.


Very truly yours,

/s/ Irene M. Graves

Irene M. Graves
of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

Enclosures

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            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Stockholders
Medical Properties Trust, Inc.:

     We have audited the accompanying consolidated balance sheets of Medical Properties Trust, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2004 and for the period from inception (August 27, 2003) to December 31, 2003. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement Schedule III. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medical Properties Trust, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and for the period from inception (August 27, 2003) to December 31, 2003 in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


Birmingham, Alabama                                  /s/ KPMG LLP
March 16, 2005


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            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
Medical Properties Trust, Inc.:

         We consent to the use of our report included herein and to the references to our firm under the heading "Experts", "Summary Selected Financial Data" and "Selected Financial Data" in the prospectus.





April 7, 2005
Birmingham, Alabama                                   /s/ KPMG LLP